Gelteq Limited
Level 4

100 Albert Road

South Melbourne VIC, 3025

Australia

VIA EDGAR

February 3, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Eric Atallah

Re:	Gelteq Pty Limited

Amendment No.1 to Registration Statement on Form F-1

Filed December 9, 2022

File No. 333-267169

Dear Mr. Atallah:

Gelteq Limited (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 28, 2022, regarding the Registration Statement on Form F-1 filed with the Commission on December 9, 2022 (the “Registration Statement”). In addition, the Company hereby transmits its supplemental response to comment number 9 from the comment letter received from the Staff dated September 19, 2022 (the “Previous Staff Comment”), regarding the Registration Statement on Form F-1 filed with the Commission on August, 30, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments, including the Previous Staff Comment numerated as number 8, in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Registration Statement (the “Amendment”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Registration Statement on Form F-1 filed December 9, 2022

Overview, page 1

1.	Every place in the filing where you discuss your product sales, orders, and shipments, please add a disclosure that quantifies the amount of such transactions which are with related parties. In this regard, it appears that over 90% of your FY 2022 sales were to related parties (F-38).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that 50.2% of the sales for the year ended June 30, 2022 were from related parties involving Jeff Olyniec or Nathan Givoni. As such, the Company has revised pages [1], [4], [45], [46], [58], [60], [Alt-1] and [Alt-4] of the Amendment accordingly.

Risk Factors, page 13

2.	Please include a risk factor that specifically discusses the substantial doubt over your ability to continue as a going concern. The audit report disclosure on page F-2 should be addressed as well as the substantial increase in your FY 22 operating cash flow deficit.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised page 15 of the Amendment.

Risk Factors

The offering price of the primary offering and resale offering could differ., page 36

3.	We note you deleted the statement that “[n]o sales of the shares covered by this prospectus shall occur until the Ordinary Shares sold in our initial public offering begin trading on the Nasdaq” from the cover page of the Resale Prospectus in response to previous comment 8. We also note your statement in this risk factor that “[t]he selling shareholders may sell the resale shares at prevailing market prices or at privately negotiated prices after close of the offering and listing of the Ordinary Shares on Nasdaq” and your statement on page 37 that your “directors, officers and the beneficial owners of 100% of [y]our Ordinary Shares that are issued and outstanding as of the date of this prospectus will agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any Ordinary Shares for a period of up to 12 months from the date on which the trading of [y]our Ordinary Shares on Nasdaq commences.” Finally, we note that the cover page of the Public Offering Prospectus states that “[i]n the event that the Ordinary Shares are not approved for listing on the Nasdaq, we will not proceed with this offering.” Please clarify if you intend for the selling shareholders to be able to resell shares pursuant to the Resale Prospectus (i) prior to the close of your initial public offering, (ii) in the event your Ordinary Shares are not listed on Nasdaq and you do not proceed with the initial public offering and/or (iii) during the twelve months following your listing on Nasdaq. Please ensure your disclosure is consistent throughout both prospectuses regarding the applicable plan of distribution for the resale shares.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the selling shareholders are able to resell their shares during the twelve months following our listing on Nasdaq. As such, the Company has accordingly revised pages [10], [37], and the cover page of the Amendment.

Cash Flow, page 53

4.	Please expand this disclosure to quantify the amount of additional financing you expect will be required in order to sustain operations. In this regard, the expected US$5.38 million offering proceeds (page 9) appears inadequate to sustain operations given that (1) your current assets are less then your current liabilities, (2) you generated a significant operating cash flow deficit in FY 2022, (3) you expect to continue incurring cash flow deficits through at least 2025 (page F-27), and (4) most of your debt is due in seven months (page F-30).

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages [53] and [F-27] of the Amendment.

Intangible Assets, page 56

5.	We understand that you have concluded that your intangible assets are not impaired even though your sales and orders have apparently been mostly with related parties and that there is substantial doubt concerning your ability to sustain operations. Please expand this critical accounting policy disclosure to enable readers to understand the basis for your conclusion. For example, it is not clear how you derived the 92% average revenue growth rate referenced on page F-27 and whether there is any objective evidence to support this assumption. Further, please provide a disclosure explaining to readers how you reasonably determined that the AUS$ $1.91/share offering transaction that began in March and concluded in September was not identified as an impairment indicator given that your corresponding market capitalization at that price is substantially less than the $50 to $59 million Company fair market value derived by your valuation expert.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages [56] of the Amendment.

Note 20. Intangibles assets, page F-26

6.	We note your disclosure that management obtained a full valuation of the intangible assets by an independent expert valuer, Leadenhall. Please tell us why you have not filed a consent of the valuation expert pursuant to Section 11(a) of the Securities Act of 1933 and Section 436(b) of Regulation C.

Response: The Company respectfully acknowledges the Staff’s comment and has filed Leadenhall’s consent as Exhibit 23.5 to the Amendment.

Note 19, page F-69

7.	Please clarify for us how you determined that Mr. Olyniec did not control Nutrigel on the date it was acquired given the disclosure in Exhibit 10.16 that he was Asiana's sole director. The exhibit shows that Asiana held over 50% of Nutrigel's shares and if Mr. Olyniec was its only Director then it appears he controlled Nutrigel. Tell us also how you reasonably concluded that Mr. Olyniec "never had any affiliation with Gladwin" given that he signed both contracts filed as Exhibits 10.16 and 10.17 on behalf of Gladwin and on behalf of Paramount.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that although Mr. Olyniec was a director of Asiana Trading Corporation (“Asiana”), he never held shares in Asiana. Further, as a director of Asiana, he had limited control over day-to-day commercial decision making of the entity. In addition, Mr. Olyniec was not a director of Nutrigel Pty Ltd and he did not have control over the entity nor involvement in its decision making processes. Nutrigel Pty Ltd Unit Trust was a unit trust with a stapled security deed which required a 70% approval of all unit holders for any major decisions undertaken. Asiana held only 63.9% of Nutrigel Pty Ltd Unit Trust at the time of the share swap on June 13, 2021. As a result, the Company does not believe Mr. Olyniec materially controlled Nutrigel Pty Ltd nor Nutrigel Pty Ltd Unit Trust at the relevant time.

The Company further advises the Staff that Mr. Olyniec did not sign the agreements filed as Exhibits 10.16 and 10.17 to the Registration Statement and Rosalyn Gladwin was in fact the signor. Ms. Gladwin is the sole director of Gladwin Ventures Pty Ltd (“Gladwin”). Mr. Olyniec never held shares in, nor he was a director of, Gladwin. Further, Rosalyn Gladwin has no relationship to Mr. Olyniec. For avoidance of doubt, the Company had revised Exhibit 10.16 and 10.17 to the Registration Statement to reflect Ms. Gladwin’s name and signature.

8.	We note your newly added disclosure throughout the registration statement regarding the Pre-IPO Raise. Please clarify when the final closing is expected to occur and whether the shares to be issued in the Pre-IPO Raise are included in the Resale Prospectus.

Response: The Company respectfully acknowledges the Staff’s and advises the Staff supplementally that none of the Pre-IPO Raise participants, except Vertical Holdings LLC, are listed in the resale prospectus. Accordingly, the Company has revised page Alt-11 of the Amendment.

* * * *

We thank the Staff for its review of the foregoing and the Amendment. If you have any further comments or questions, please feel free to contact to our counsel, Richard I. Anslow, ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Nathan Givoni
Nathan Givoni, Chief Executive Officer
Gelteq Limited

cc:	Richard I Anslow, Esq.
Ellenoff Grossman & Schole LLP

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